Exhibit 99.2

TRILLION ENERGY INTERNATIONAL ANNOUNCES DRILLING START DATE

The drilling rig is now being prepared and is expected to arrive August 29, 2022

August 22, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce the Uranus drilling rig is currently being prepared to move to the SASB natural gas field, Black Sea, for the Company’s multi-well drilling program and expected to arrive on August 29, 2022.

The Company’s multi-well development program initially includes seven natural gas production wells set to come online during a time when acute natural gas shortages are menacing Europe and Turkey. Natural gas prices continue to spike, breaking historical records; the prospect of a cold winter looms with the worst shortages expected yet to come.

The rig is currently undergoing a rigorous inspection, survey and permitting process, where we have hired ModuSpec UK to carry out an inspection and testing before the rig is sent to us. The process is going as planned so far, with no major problems identified to date. Final inspection and acceptance are anticipated on or about August 26th, then the rig will be hauled by marine ships to the SASB Gas field.

Transport time is about 3 days. When it arrives, the rig will be positioned at the Akcakoca offshore production platform. Positioning and jack up of the rig should take a day, weather permitting. Other preparations will take 2 more days before the first well is spud on or about September 1 this year.

Arthur Halleran CEO stated:

“We are pleased to announce a clear path to drilling and gas production -we are counting the days before we embark on this historic milestone achievement bring substantial new gas production into the region at a critical time”.

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.